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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __________)*

Calamos Asset Management, Inc.

(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

12811R104

(CUSIP Number)

October 27, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (12-02)

CUSIP No. 12811R104	13 G	Page 2 of 7 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Calamos Family Partners, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

	5.	Sole Voting Power
		76,800,100*
Number of	6.	Shared Voting Power
Shares		Not applicable.
Beneficially
Owned by Each	7.	Sole Dispositive Power
Reporting		76,800,100*
Person
With:	8.	Shared Dispositive Power
		Not applicable.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 76,800,100*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount In Row (9) 76.8%*

12.	Type of Reporting Person (See Instructions) CO

*	Includes 76,800,000 membership units of Calamos Holdings LLC exchangeable on demand for shares of Class A Common Stock of the issuer and 100 shares of Class B Common Stock of the issuer convertible on demand into Shares of Class A Common Stock of the issuer, in each case pursuant to the Amended and Restated Certificate of Incorporation of the issuer. Pursuant to the Amended and Restated Certificate of Incorporation of the issuer, CFP, as a holder of shares of Class B Common Stock, is entitled to a number of votes equal to ten (10) multiplied by the sum of (x) the aggregate number of shares of Class B Common Stock held by CFP and (y) the aggregate number of membership units of Calamos Holdings LLC, or any successor entity thereto, held by CFP, divided by (z) the number of shares of Class B Common Stock held by CFP. CFP’s interest represents approximately 97.1% of the votes of the holders of the Common Stock of the issuer.

CUSIP No. 12811R104	13 G	Page 3 of 7 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). John P. Calamos

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Citizen of the United States of America

	5.	Sole Voting Power
		77,000,100**
Number of	6.	Shared Voting Power
Shares		Not applicable.
Beneficially
Owned by Each	7.	Sole Dispositive Power
Reporting		77,000,100**
Person
With:	8.	Shared Dispositive Power
		Not applicable.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 77,000,100**

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount In Row (9) 77.0%**

12.	Type of Reporting Person (See Instructions) IN

**	Includes shares beneficially owned by Calamos Family Partners, Inc. and 200,000 membership units of Calamos Holdings LLC owned by John P. Calamos exchangeable on demand for shares of Class A Common Stock of the issuer pursuant to the Amended and Restated Certificate of Incorporation of the issuer.

Page 4 of 7 Pages

Item 1.

	(a)	Name of Issuer:
Calamos Asset Management, Inc.
	(b)	Address of Issuer’s Principal Executive Offices:
1111 E. Warrenville Road, Naperville, Illinois 60563.

Item 2.

	(a)	Name of Person Filing.
This statement is being filed jointly by Calamos Family Partners, Inc. (“CFP”) and John P. Calamos. Mr. Calamos is the controlling stockholder of CFP.
	(b)	Address of Principal Business Office or, if none, Residence.
Calamos Family Partners, Inc. 1111 E. Warrenville Road, Naperville, Illinois 60563

John P. Calamos 1111 E. Warrenville Road, Naperville, Illinois 60563

	(c)	Citizenship.
John P. Calamos is a citizen of the United States of America. CFP is a Delaware Corporation.
	(d)	Title of Class of Securities.
Class A Common Stock, Par Value $0.01 Per Share
	(e)	CUSIP Number.
12811R104

Item 3.	Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount Beneficially Owned: CFP beneficially owns 76,800,100* shares of Class A Common Stock. John P. Calamos beneficially owns 77,000,100** shares of Class A Common Stock (including the shares beneficially owned by CFP).
	(b)	Percent of Class:
76.8%* of the votes of the holders of the Class A Common Stock with respect to CFP; and 77.0%** of the votes of the holders of the Class A Common Stock with respect to John P. Calamos.

	(c)	Number of shares as to which the person has:
(i) sole power to vote or to direct the vote
76,800,100* shares of Class A Common Stock with respect to CFP; and 77,000,100** shares of Class A Common Stock with respect to John P. Calamos.
(ii) shared power to vote or to direct the vote 0
(iii) sole power to dispose or to direct the disposition of 76,800,100* shares of Class A Common Stock with respect to CFP; and 77,000,100** shares of Class A Common Stock with respect to John P. Calamos.
(iv) shared power to dispose or to direct the disposition of 0

	*	Includes 76,800,000 membership units of Calamos Holdings LLC exchangeable on demand for shares of Class A Common Stock of the issuer and 100 shares of Class B Common Stock of the issuer convertible on demand into Shares of Class A Common Stock of the issuer, in each case pursuant to the Amended and Restated Certificate of Incorporation of the issuer. Pursuant to the Amended and Restated Certificate of Incorporation of the issuer, CFP, as a holder of shares of Class B Common Stock, is entitled to a number of votes equal to ten (10) multiplied by the sum of (x) the aggregate number of shares of Class B Common Stock held by CFP and (y) the aggregate number of membership units of Calamos Holdings LLC, or any successor entity thereto, held by CFP, divided by (z) the number of shares of Class B Common Stock held by CFP. CFP’s interest represents approximately 97.1% of the votes of the holders of the Common Stock of the issuer.

	**	Includes shares beneficially owned by Calamos Family Partners, Inc. and 200,000 membership units of Calamos Holdings LLC owned by John P. Calamos exchangeable on demand for shares of Class A Common Stock of the issuer.

Page 5 of 7 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Member of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

Page 6 of 7 Pages

EXHIBITS:

99.1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CALAMOS FAMILY PARTNERS, INC.

Dated: February 11, 2005	By:	/s/ John P. Calamos

Name: John P. Calamos Title: President

Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2005	/s/ John P. Calamos

John P. Calamos